Exhibit 12.1

EQT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Thousands)
Earnings:
Income before income taxes	$548,101	$438,385	$325,037	$249,041	$159,475
Minus: equity income of unconsolidated entities	(9,898)	(2,367)	—	—	—
Plus: Fixed charges	27,181	27,821	13,629	1,687	5,226
Minus: Capitalized interest	(9,403)	(5,642)	(2,258)	(442)	(1,858)
Total earnings	$555,981	$458,197	$336,408	$250,286	$162,843

Fixed charges:
Net interest expense	$16,766	$21,345	$10,871	$829	$2,944
Plus: Capitalized interest	9,403	5,642	2,258	442	1,858
Plus: Estimated interest component of rental expense	1,012	834	500	416	424
Total fixed charges	$27,181	$27,821	$13,629	$1,687	$5,226

Ratio of earnings to fixed charges	20.5x	16.5x	24.7x	148.4x	31.2x

(1)
Earnings included in the calculation of this ratio consist of (i) income before income taxes, minus (ii) equity income of unconsolidated entities, plus (iii) fixed charges and minus (iv) capitalized interest (including allowance for borrowed funds used during construction). Fixed charges included in the calculation of this ratio consist of (i) net interest expense, plus (ii) capitalized interest (including allowance for borrowed funds used during construction) and (iii) the estimated interest portion of rental expense.